Exhibit 99.1

Aurora Cannabis Inc. Announces Filing and Mailing of the Management Information Circular in Connection with the Annual General Meeting of Shareholders

•	Shareholders are encouraged to keep an eye out for their meeting materials and vote early - every vote matters, no matter how many shares you own.
•	Shareholders who have questions or need assistance with voting their shares voting should contact Aurora's strategic advisor and proxy solicitation agent, Kingsdale Advisors by telephone at 1-800-749-9052 or by email at contactus@kingsdaleadvisors.com or visit www.MyAuroraVote.com

EDMONTON, AB, July 8, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (NASDAQ: ACB), a leading Canada-based global medical cannabis company, is pleased to announce that the management information circular (the "Circular") for the upcoming annual general meeting of shareholders is now available on the Company's website at www.auroramj.com/investors/corporate-governance as well as under its profile on SEDAR+ (www.sedarplus.ca). The mailing of the Circular and related materials for the Meeting to shareholders as of the record date on June 15, 2026, has been completed.

Shareholder Meeting Details

The Meeting will be held virtually on Friday, August 7, 2026, at 1:00 p.m. (Eastern time) / 11:00 a.m. (Mountain Time) and will be conducted via live webcast at: meetnow.global/MPUKQY6. The virtual meeting format allows shareholders and duly appointed proxyholders to have an equal opportunity to participate regardless of geographic location or ownership. Meeting details, including instructions on how to vote, can be found within the Circular.

Before voting, we also invite shareholders to click here to view a message from our CEO, Miguel Martin, and CFO, Simona King, as they reflect on Fiscal 2026 and the future for Aurora.

Shareholders are encouraged to review the Circular and vote early to ensure their shares are represented. Voting now means one less thing to think about as the proxy voting deadline draws near. The deadline for voting your shares is at 1:00 p.m. (Eastern time) on Wednesday August 5, 2026.

Aurora's board of directors recommends that shareholders vote FOR all the director nominees and meeting resolutions.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES FOR AURORA'S DIRECTOR NOMINEES AND MEETING RESOLUTIONS AS SOON AS POSSIBLE

Shareholder Questions & Voting Assistance

Shareholders who have any questions or require assistance with voting may contact the Aurora's proxy solicitation agent and shareholder communications advisor:

Kingsdale Advisors

Call: 1-800-749-9052 (Toll Free in North America)
Text or Call: 416-623-4172 (Outside North America)
Visit: www.MyAuroraVote.com

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Meeting.

Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things,  assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner.  The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under "Risk Factors" contained in the Annual Information Form dated June 10, 2026 (the "2026 AIF"). Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. The Company cautions that the list of risks, uncertainties and other factors described in the 2026 AIF is not exhaustive and other factors could also adversely affect its results.  Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/08/c1330.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:15e 08-JUL-26